Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

FOR IMMEDIATE RELEASE

Wednesday, October 9, 2013

Media General to Hold Special Shareholders Meeting on November 7, 2013 to Approve Merger with Young Broadcasting

RICHMOND, Va. – A Special Meeting of the Stockholders of Media General, Inc. (NYSE: MEG) will be held on November 7, 2013 at 11:00 a.m. ET, at 111 North 4th Street, Richmond, Virginia, to approve the company’s merger with New Young Broadcasting Holding Co, Inc.

A proxy statement/prospectus was mailed to shareholders on October 8, 2013, and it provides detailed information about the meeting. The Media General Board of Directors has established September 5, 2013 as the record date for the Special Meeting.

“We are very excited about the prospects for the combined company,” said George L. Mahoney, president and chief executive of Media General. “The business combination of Media General and Young is a transformational event that will benefit shareholders, employees and the communities we serve. The combination provides immediate accretion to free cash flow, a strong balance sheet, the opportunity to refinance debt at a much lower cost, which is already committed, and attractive synergies. Young’s management and its owners share Media General’s commitment to quality local journalism and to operating top-rated TV stations, making this merger a unique and compelling combination with significant growth potential.”

The new company will retain the Media General name and will remain headquartered in Richmond, VA. Upon completion of the merger, the Young stations will be subsidiaries of Media General. Mr. Mahoney will serve as the president and chief executive of the combined company.

On June 5, 2013, the Board of Directors of Media General, Inc. unanimously approved Media General’s entry into a merger agreement providing for a business combination of Media General and New Young Broadcasting Holding Co., Inc., a privately held company that, like Media General, is a local broadcast television and digital media company. The combined company will own or operate 31 network-affiliated television stations across 28 markets, reaching approximately 16.5 million, or approximately 14%, of U.S. TV households. On a pro forma basis, the combined company’s 2012 revenues would have been approximately $588 million, including approximately $113 million of political revenues. Approximately $44 million of annual operating and financing synergies have been identified in connection with the transaction, which are expected to improve the operational and financial performance levels of the combined company. The combined company will have a strong balance sheet, including significant net operating loss carryforwards that will survive the transaction, and an enhanced credit profile.

The combined company will have stations with a more balanced mix of network affiliations and will have a presence in many more top markets. The balance of network affiliations of the combined company will include CBS (12), NBC (9), ABC (7), Fox (1), CW (1) and MyNetwork TV (1). Sixteen of the combined company’s 31 stations are located in the top 75 designated market areas.

Additional Information

Media General has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4, and a final proxy statement/prospectus, in each case relating to Media General's proposed combination with New Young Broadcasting. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION FILED OR TO BE FILED WITH THE SEC RELATING TO THE TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents are available without charge on the SEC's web site at www.sec.gov and on Media General's web site, www.mediageneral.com. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Media General and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Media General shareholders in connection with the proposed combination. Investors may obtain more detailed information regarding the names, affiliations and interests of Media General's directors and executive officers by reading Media General's Registration Statement on Form S-4 and the final proxy statement/prospectus relating to the transaction.

Cautionary Statements Regarding Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The synergy and certain other information reflected above constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such information is based upon current assumptions and expectations. There can be no assurance that the proposed combination or refinancing will occur as currently contemplated, or at all, or that the expected synergies or other benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed combination include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the acquisition, including timing and receipt of regulatory approvals, timing and receipt of approval by the shareholders of Media General, the respective parties’ performance of their obligations under the merger agreement between Media General and Young, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included herein include, but are not limited to, Media General’s ability to promptly and effectively integrate the businesses of the two companies, Media General’s ability to refinance the companies’ debt, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Young, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on form 10-Q for the quarter ended June 30, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Other unknown or unpredictable factors could also have material adverse effects on Media General’s or Young’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the filing of this document with the SEC. Media General undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

About Media General
Media General, Inc., is a leading provider of news, information and entertainment across 18 network-affiliated broadcast television stations and their associated digital media and mobile platforms. The company’s stations serve consumers and advertisers in strong local markets, primarily in the Southeast. Media General’s television stations include affiliations with NBC (8), CBS (8), ABC (1) and CW (1). One-third of the company’s stations operate in the Top 50 markets in the United States. Media General’s stations reach more than one-third of TV households in the Southeast and more than 8% of U.S. TV households. Media General entered the television business in 1955 when it launched WFLA-TV in Tampa, Florida, as an NBC affiliate.